UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 5)*

                                 SYNTELLECT INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                                 (CUSIP Number)

                               MR. GEOFFREY NIXON
                            C/O MCM ASSOCIATES, LTD.
                         11 WEST 42ND STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10036
                                 (212) 782-0207
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:
                            CLIFFORD E. NEIMETH, ESQ.
                            ANTHONY J. MARSICO, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                 APRIL 22, 2002
             (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 15 Pages)

---------------------
       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 2 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Geoffrey Nixon
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New Zealand
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        1,052,520 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        1,157,920 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,157,920 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.2% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 3 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Mission Partners, L.P. (EIN#33-0569956)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        529,600 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        529,600 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            529,600 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 4 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Liberty Nominees Limited (EIN# N/A)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New Zealand
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        105,400 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        -0- (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            105,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 5 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Horizon Offshore, Ltd. (EIN# N/A)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

                AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        34,400 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        34,000 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 6 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Mayfair Capital Fund, L.P. (EIN#13-4024777)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

                AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        467,500 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        467,500 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            467,500 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 7 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            MCM Associates, Ltd. (EIN#33-0562278)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

                WC (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        574,000 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        679,400 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            679,400 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 8 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            MCM Profit Sharing Plan - DLJSC-Custodian FBO Geoffrey Nixon TTEE
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

                AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        10,000 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        10,000 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,000 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            EP
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                          Page 9 of 15
--------------------------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            MCM Capital Management, LLC (EIN#13-4024776)
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)     [ ]

                                                             (b)     |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

                AF (See Item 3)
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        467,500 (See Item 5)
         NUMBER OF       -------------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       -0- (See Item 5)
      EACH REPORTING     -------------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        467,500 (See Item 5)
                         -------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        -0- (See Item 5)
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            467,500 (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1% See (Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*

            OO (limited liability company)
--------------------------------------------------------------------------------

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                         Page 10 of 15
--------------------------------


       This Amendment No. 5 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on August 6, 2001 by Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd., U.S. Equity Investment L.P., Mayfair Capital Fund, L.P., MCM Associates, Ltd. and MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE (collectively, the "Original Reporting Persons"), as previously amended by Amendment No. 1 thereto, filed with the Commission on August 30, 2001 by the Original Reporting Persons, Amendment No. 2 thereto, filed with the Commission on January 10, 2002 by the Original Reporting Persons, Amendment No. 3 thereto, filed with the Commission on April 5, 2002 by the Original Reporting Persons (excluding U.S. Equity Investment L.P.) and MCM Capital Management, LLC (together with the Original Reporting Persons but excluding U.S. Equity Investment L.P., the "Reporting Persons"), and Amendment No. 4 thereto, filed with the Commission on April 15, 2002 by the Reporting Persons (as amended through Amendment No. 4, the "Statement"), relating to the common stock, $.01 par value (the "Common Stock"), of Syntellect Inc., a Delaware corporation with its principal executive offices of the Company are located at 16610 North Black Canyon Highway, Phoenix, Arizona 85053 (the "Company"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Statement.

ITEM 4.     PURPOSE OF TRANSACTION.

       The response to Item 4 is hereby amended and restated in its entirety as follows:

       From time to time since 1998, the Reporting Persons have acquired beneficial ownership of Common Stock in the ordinary course of business for investment purposes and have held such shares in such capacity. On March 13, 2000, the Original Reporting Persons filed with the Commission a joint Statement of Beneficial Ownership on Schedule 13G, which was amended by Amendment No. 1 thereto filed with the Commission on February 14, 2001.

       On July 17, 2001, MCM made its latest open market purchase of 5,500 shares of Common Stock for a total of $10,670. By letter dated August 2, 2001, MCM advised that it intended to publicly report a change in its "passive" investment status by filing with the Company a joint statement of beneficial ownership on Schedule 13D. On August 6, 2001, MCM, together with the other Original Reporting Persons, filed with the Commission a Statement of Beneficial Ownership on Schedule 13D, in which MCM stated that its July 17, 2001 purchase was based on a continuing evaluation of the Company by MCM and was acquired for investment purposes only. Such Statement also stated that subsequent to such purchase, MCM determined that it would consider submitting one or more stockholder proposals to the Company, including, but not limited to, recommending one of the Original Reporting Persons or one of their representatives to serve on the Company's Board of Directors, changing the composition of the Board so that the Board would include members with additional industry experience and more diverse backgrounds, and/or expanding the size of the Board.

       By letter dated August 28, 2001, MCM made a formal request to the Company to (i) increase the size of the Board of Directors from four to six members,
(ii) add at least two industry representatives to the Board and (iii) add one MCM nominee to the Board. With respect to the first two requests, MCM communicated to the Company that it expected such requests to be met no later than November 30, 2001. With respect to its request to add an MCM nominee to the Board, MCM requested that the matter be decided at the next Board meeting. The letter dated August 28, 2001 from MCM to the Company is filed as Exhibit 1 to the Statement and is incorporated in this response to Item 4 in its entirety.

       On September 24, 2001, the Company announced that it had added two outside directors to the Board of Directors. By letter dated October 30, 2001, the Company invited Nixon, as a representative of MCM, to address the Board of Directors by telephone at the conclusion of its Board meeting scheduled for November 13, 2001. On November 13, 2001, Nixon addressed the Board by telephone and articulated MCM's request to add an MCM nominee to the Board.

       On January 9, 2002, MCM delivered to the Company a letter proposing Camille Jayne as a director-nominee for election at the Company's 2002 Annual Meeting of Stockholders. The letter and nomination request was delivered to the Company in accordance with the Company's bylaws. Timothy P. Vatuone, the Company's Corporate Secretary confirmed verbally to MCM's legal representative and to Nixon that the nomination was timely

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                         Page 11 of 15
--------------------------------


and satisfied the requirements of the Company's bylaws. The Company subsequently informed MCM that it did not intend to include Ms. Jayne's name as a director-nominee in the Company's proxy statement or on the accompanying proxy card in connection with its 2002 Annual Meeting of Stockholders (the "Annual Meeting") and, accordingly, rejected MCM's nomination request. The letter dated January 9, 2002 from MCM to the Company is filed as Exhibit 2 to the Statement, and is incorporated in this response to Item 4 in its entirety.

       On April 3, 2002, the Reporting Persons filed preliminary proxy materials (the "Preliminary Proxy Materials") with the Commission to solicit proxies to be used at the Annual Meeting to vote for the election of the Reporting Persons' nominee, Ms. Camille Jayne, in opposition of the Board's nominee, Mr. William Conlin. By letter dated April 3, 2002, MCM advised the Company that the Reporting Persons filed the Preliminary Proxy Materials with the Commission. The letter dated April 3, 2002 from MCM to the Company is filed as Exhibit 4 to the Statement and is incorporated in this response to Item 4 in its entirety.

       On April 4, 2002, Mission delivered written requests for the Company's stockholder lists and records pursuant to Rule 14a-7 under the Exchange Act and
Section 220 of the Delaware General Corporation Law, as amended, respectively, and on April 5, 2002 filed Amendment No. 3 to the Statement. Subsequently, the Reporting Persons' and the Company's respective counsel held telephone discussions concerning these requests and by letters dated April 11, 2002, the Company's counsel advised the Reporting Persons' counsel that the Company would supply the stockholder information requested in Mission's April 4, 2002 letters to the extent the Company possessed such information, and provided certain information concerning holders of record and beneficial owners of Common Stock. By separate letter dated April 11, 2002, the Company's counsel advised the Reporting Persons' counsel of the specific stockholder records that the Company would deliver to the Reporting Persons, subject to the Company's receipt of its estimated costs associated therewith. The letters dated April 4, 2002 from Mission to the Company are filed as Exhibits 5 and 6 to the Statement and are incorporated in this response to Item 4 in their entirety.

       On April 12, 2002, the Company filed its preliminary proxy materials with the Commission, in which it disclosed its intention to convene the Annual Meeting on May 20, 2002 and that the record date for determining stockholders entitled to receive notice of and to vote at the Annual Meeting was April 10, 2002. On April 15, 2002, the Reporting Persons paid the Company's estimated costs of $1,000 and received the stockholder materials set forth in the Company's counsels' letter of April 4, 2002. In addition, on April 15, 2002, the Reporting Persons filed with the Commission Amendment No. 4 to the Statement.

       On April 19, 2002, the Reporting Persons filed revised Preliminary Proxy Materials with the Commission in response to comments received from the Commission with respect to their original Preliminary Proxy Materials. By letter dated April 22, 2002, the Reporting Persons' counsel requested that the Company's counsel confirm that by furnishing the information contained in its letter dated April 11, 2002, the Company did not elect to mail the Reporting Persons' definitive proxy materials pursuant to Rule 14a-7 under the Exchange Act. On such date, the Company's counsel confirmed in writing that the Company did not elect to mail the Reporting Persons' definitive proxy materials. Accordingly, on April 23, 2002, the Reporting Persons filed their definitive proxy materials with the Commission and commenced mailing such materials to the Company's stockholders. In addition, on April 23, 2002, the Reporting Persons filed this Amendment. The letter dated April 22, 2002 from the Reporting Persons' counsel to the Company's counsel is filed with this Amendment as
Exhibit 8 to the Statement and is incorporated in this response to Item 4 in its entirety.

       The Reporting Persons are concerned about the Company's history of losses from operations, working capital deficiency and declining stockholders' equity, and believe that management and the Company's current Board need to be more proactive in seeking means and undertaking transactions to enhance stockholder value, reduce costs and improve the Company's overall financial condition. Indeed, KPMG LLP's report dated February 5, 2002 with respect to the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 "raises substantial doubt about the Company's ability to continue as a going concern."

       Accordingly, the Reporting Persons are soliciting proxies to elect Ms. Camille Jayne to serve as a director on the Company's Board because they believe she is an innovative corporate strategist and is committed to enhancing value for all Company stockholders. The Reporting Persons believe that the Company's Board will benefit from her skills, experience and objective insight. Moreover, if elected, it is intended that Ms. Jayne will

--------------------------------
                                             13D
    CUSIP No. 87161-L-10-5                                         Page 12 of 15
--------------------------------


work together with the Company's management and the other members of the Board to propose, explore, consider and implement strategic financial alternatives designed to enhance stockholder value, including, but not limited to: (i) entering into strategic alliances; (ii) obtaining additional equity capital;
(iii) implementing programs to reduce costs and to achieve increased operating synergies and profits; and (iv) seeking business combination partners or exploring transactions that may involve a change-in-control of the Company. Except as set forth herein, none of Ms. Jayne, any of the Reporting Persons or any of their respective associates, has any present plans, proposals, arrangements or understandings with respect to any of the foregoing transactions or any other transaction involving the Company or its businesses, assets or management.

       Based upon the Reporting Persons' knowledge of Ms. Jayne's history of working to enhance stockholder value, they believe that Ms. Jayne, if elected, will be an objective and influential voice on the Company's Board by helping to propose and by seeking the implementation of plans and programs of the type set forth above. The Reporting Persons also believe that the election of Ms. Jayne to the Board will provide to the other members of the Board a clear message that the "Syntellect status quo" is no longer acceptable for the Company's stockholders.

       If elected at the Annual Meeting, Ms. Jayne would serve for a term of three years, expiring at the 2005 Annual Meeting of the Company's Stockholders. Ms. Jayne has consented to serve as a director of the Company, if elected, and to be named as the Reporting Persons' director-nominee in the Preliminary Proxy Materials and in all other proxy soliciting materials the Reporting Persons may file with the Commission and distribute to the Company's stockholders. Based on her professional and personal qualifications, the Reporting Persons believe that Ms. Jayne is qualified to serve as a director of the Company and that she will properly and dutifully represent the interests of all stockholders of the Company.

       Ms. Jayne will not serve in any executive or employee capacity with the Company and, although she is the director-nominee of the Reporting Persons, she understands that her role under applicable law is to manage the business and affairs of the Company in collaboration with the other Board members with the singular purpose of protecting the interests and enhancing value for all Company stockholders. Moreover, if elected, Ms. Jayne will not receive any compensation or perquisites (including participation in any Company option programs) from the Company or any of the Reporting Persons for her services as a director of the Company, except for such perquisites and such compensation as is offered by the Company to all non-management directors of the Company.

       If Ms. Jayne is elected to the Company's Board, however, she would constitute only one of the six members of the Board. Accordingly, she would not be in a position, without the support of at least three additional members of the Board, to cause any Board action to be taken, and the Reporting Persons cannot provide any assurance that the other members of the Board would vote with Ms. Jayne on any specific matter, including any proposal to pursue or the approval of any of the strategic financial alternatives referred to above.

       The Reporting Persons intend to continue to monitor the financial, operating and other developments at the Company and reserve the right, in accordance with applicable law and the Company's organizational instruments, in connection with the Annual Meeting and at any subsequent meetings of the Company's stockholders, to proffer additional or different stockholder proposals, urge stockholders to withhold votes from one or more of management's nominees for election as directors and/or nominate insurgent candidates for election to the Company's Board, and engage in the solicitation of proxies with respect thereto.

       In addition, subject to applicable law, the Reporting Persons reserve the right, from time to time, to propose and/or undertake strategic and financial courses of action with respect to their investments in the Company, and the Reporting Persons hereby further reserve the right, subject to applicable law, directly or indirectly (in a single transaction or in a series of related transactions) (i) to seek to enhance or maximize the value of their investment and of the Common Stock (whether or not as members of a "group", in concert with other beneficial owners of shares, or otherwise), (ii) to acquire, at any time and from time to time, beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise, (iii) to dispose, at any time and from time to time, of all or a portion of their shares,
(iv) to take at any time and from time to time all such other lawful actions which may involve one or more of the types of transactions or have one or more of the results or effects described in Item 4 of this Amendment, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4 (including, without limitation, actions and transactions designed to acquire or sell control of the Company and/or change the composition of the Company's management and the Board of Directors). The


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                                             13D
    CUSIP No. 87161-L-10-5                                         Page 13 of 15
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Reporting Persons' decisions and actions with respect to the foregoing would depend upon a variety of factors, including, but not limited to, market activity in the shares, an evaluation of the Company's business, operations, financial condition and prospects, prevailing market and economic conditions, conditions specifically affecting the Reporting Persons, and other actions which the Reporting Persons may deem relevant to their investment decisions from time to time.

       Except as expressly set forth herein, no Reporting Person has any present arrangement, understanding, plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       The response to Item 5 is hereby amended and restated in its entirety as follows:

       (a) - (c) As of the date of this Amendment, the Reporting Persons beneficially owned in the aggregate 1,157,920 shares of Common Stock, constituting approximately 10.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,340,515 shares outstanding on April 10, 2002, as set forth in the Company's preliminary proxy materials filed with the Commission on April 12, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons listed:

                                                    APPROXIMATE
                                NUMBER OF         PERCENTAGE OF
                 NAME             SHARES        OUTSTANDING SHARES
                 ----             ------        ------------------

                 Nixon            1,020            Less than 0.1%
                Mission         529,600                 4.7%
                Liberty         105,400                 1.0%
                Horizon          34,400                 0.3%
                Mayfair         467,500                 4.1%
                  MCM            10,000                 0.1%
                  PSP            10,000                 0.1%

----------------------------

 * Percentages based on the number of outstanding shares of Common Stock disclosed in the Company's preliminary proxy materials filed with the Commission on April 12, 2002.

       MCM is the sole general partner of Mission and, accordingly, may be deemed to be the indirect "beneficial owner" (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Mission beneficially owns. MCM, as the sole general partner of Mission, has the sole power to direct the voting and disposition of the shares of Common Stock that Mission beneficially owns.

       MCM is the sole investment manager of Liberty and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Liberty beneficially owns. MCM, as the sole investment manager of Liberty, has the sole power to direct the disposition of the shares of Common Stock that Liberty beneficially owns.

       MCM is the sole investment manager and administrator of Horizon and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Horizon beneficially owns. MCM, as the sole investment manager of Horizon, has the sole power to direct the voting and disposition of the shares of Common Stock that Horizon beneficially owns.

       MCM LLC is the sole general partner of Mayfair and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Mayfair beneficially owns. MCM LLC, as the sole general partner of Mayfair, has the sole power to direct the voting and disposition of the shares of Common Stock that Mayfair beneficially owns.


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                                             13D
    CUSIP No. 87161-L-10-5                                         Page 14 of 15
--------------------------------

       Nixon has the sole power to direct the voting and disposition of the shares of Common Stock he beneficially owns directly.

       Nixon is the president, sole director and sole stockholder of MCM and has sole voting and dispositive power over the share of Common Stock that MCM beneficially owns. Accordingly, Nixon may be deemed to be the indirect beneficial owner of the shares of Common Stock that MCM beneficially owns.

       Nixon is the sole manager and principal member of MCM LLC and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that MCM LLC may be deemed to beneficially own.

       Nixon is the sole trustee and beneficiary of PSP and has the sole power to direct the voting and disposition of the shares of Common Stock that PSP beneficially owns. Accordingly, Nixon may be deemed to be the indirect beneficial owner of the shares of Common Stock that PSP beneficially owns.

       To the best knowledge of the Reporting Persons, except as described in this Amendment, none of the Reporting Persons, any person in control (ultimately or otherwise) of the Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons, any person in control of the Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Reporting Persons; and such Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

       Beneficial ownership of shares of Common Stock shown on the cover pages of this Amendment for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,157,920 shares of Common Stock, constituting approximately 10.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,340,515 shares outstanding on April 10, 2002, as set forth in the Company's preliminary proxy materials filed with the Commission on April 12, 2002).

       (d) No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

       (e) Not applicable.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The response to Item 7 is hereby amended to add the following exhibit:

Exhibit 8   Letter of Greenberg Traurig, LLP, dated April 22, 2002.


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                                             13D
    CUSIP No. 87161-L-10-5                                         Page 15 of 15
--------------------------------

                                   SIGNATURE

       After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment is true, complete and correct.

Dated:  April 23, 2002
                                   /s/ Geoffrey Nixon
                                   GEOFFREY NIXON

                                   MISSION PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., General Partner

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMITED
                                   By:  MCM Associates, Ltd., General Partner

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, President

                                   HORIZON OFFSHORE, LTD.

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, Director

                                   MAYFAIR CAPITAL FUND, L.P.
                                   By:  MCM Capital Management, LLC., General
                                   Partner

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, Manager

                                   MCM ASSOCIATES, LTD.
                                   By:  Manager

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, President

                                   MCM PROFIT SHARING PLAN DLJSC-CUSTODIAN FBO
                                   Geoffrey Nixon TTEE

                                   By: /s/ Geoffrey Nixon
                                         Geoffrey Nixon, Trustee

                                   MCM CAPITAL MANAGEMENT, LLC

                                   By: /s/ Geoffrey Nixon
                                     Geoffrey Nixon, Sole Manager